Press release
For immediate release
June 27 2006

ACQUISITION OF A 100% INTEREST IN THE LAC GAYOT PROPERTY

Virginia Mines Inc. announces the signing of an agreement with Billiton Resources Canada ("Billiton") pursuant to which Virginia acquires Billiton’s 50% interest in the Lac Gayot property against the issuance of 600,000 shares of Virginia to Billiton. Billiton retains a 1% Net Smelter Returns (N.S.R.). According to this agreement, Virginia is now the sole owner of the Gayot project.

The Lac Gayot Project consists of mineral titles covering a surface area of 200 square kilometres and is located next to the Caniapiscau reservoir in the James Bay region, about 15 kilometres north of the Fontanges airport and the Trans-Taiga road. Note that the Lac Gayot project is the host to Ni-Cu-Pt-Pd-rich mineralization that returned values varying from 0.5 to 15.0% Ni and of up to 17.2 g/t Pt-Pd while drill intersections graded up to 9.03% Ni, 0.6% Cu and 9.0 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.4% Cu, and 2.3 g/t Pd-Pt over 11.4 metres.

The agreement is subject to the approval of regulatory authorities.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of approximately $40 million and 25,428,046 shares issued and outstanding as of May 31, 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events